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                             September 23, 2022

       Peter J. Arduini
       Chief Executive Officer
       GE Healthcare Holding LLC
       500 W. Monroe Street
       Chicago, IL 60661

                                                        Re: GE Healthcare
Holding LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted September
13, 2022
                                                            CIK No. 0001932393

       Dear Mr. Arduini:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Information Statement Summary, page 1

   1. We note your revised disclosure to prior comment 2 and reissue in part. Please further balance your summary by
providing an equally prominent disclosure that you expect to assume significant
liabilities with respect to pension and other postretirement plans.
       Russia and Ukraine Conflict, page 133

   2. We note the portion of your response to prior comment 11 that you have discontinued
                                                        sales and services to
all government and military customers in Russia. If true, please disclose this portion
of your response in this section.
 Peter J. Arduini
GE Healthcare Holding LLC
September 23, 2022
Page 2
3. As requested by prior comment 12, please describe in your filing the extent and nature of the role of the board of directors in overseeing risks related to Russia s invasion of
      Ukraine, also address in your response any risks related to supply/chain/suppliers/service providers in affected regions and revise your disclosure if appropriate. Policy and Procedures Governing Related Party Transactions, page 197

4. We note your revisions in response to prior comment 15. However, your revisions do not appear to address the standards that will be applied in deciding whether to approve a related party transaction. For example, you do not state whether any related party transaction would only be approved if it was on the same basis as an arms' length transaction. Please further revise to provide such disclosure.
       You may contact Kristin Lochhead at 202-551-3664 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter J. Arduini
                                                           Division of
Corporation Finance
Comapany NameGE Healthcare Holding LLC
                                                           Office of Life
Sciences
September 23, 2022 Page 2
cc:       John C. Kennedy, Esq.
FirstName LastName